The Real Brokerage Inc. Acquires Redline Real Estate Group in British Columbia

Acquisition paves the way for expansion throughout province

TORONTO & NEW YORK-(BUSINESS WIRE)-November 3, 2022-The Real Brokerage Inc. ("Real" or the "Company") (TSX: REAX) (NASDAQ: REAX), the fastest growing publicly traded real estate brokerage, today announced that it has acquired, through a wholly owned subsidiary, all of the issued and outstanding common shares of Redline Real Estate Group (BC) Inc. ("Redline BC") pursuant to a share purchase agreement between the Company, Redline BC and Redline Realty Investments Inc. ("Redline Realty"). The acquisition, which includes Redline's real estate license to operate in British Columbia, will fuel the Company's expansion into Canada's third largest province.

Founded in 2005, Redline Realty has approximately 90 agents serving clients throughout the provinces of Alberta, Ontario and British Columbia. The acquisition follows Redline's move to The Real Brokerage network in October 2021, and underscores the success that Redline's agents have had under the Real umbrella, which provides agents with the technology, culture and financial incentives to realize their full potential.

"Acquiring brokerage firms as a method to grow agent count is not part of our strategy. Our leading technology, competitive financial incentives and connected community are attracting agents to our platform in record numbers. However, Canada is important to our overall growth and this transaction allows us to leverage our relationship with one of Canada's top brokerage teams to serve as the foundation for our expansion into British Columbia," said Real Chairman and Chief Executive Officer Tamir Poleg.

"When we joined Real, we were excited to align our team with a company that is bringing real estate into the digital age in a way that empowers agents to best serve clients while creating a culture of innovation, inclusion and trust," said Darren Langille, Co-Founder of Redline Realty. "Now, one year later we are thrilled to be the catalyst for Real's Canadian expansion into British Columbia."

Brett Turner, President and Co-Founder of Redline echoed this sentiment: "Our agents continue to be impressed with Real Brokerage's revolutionary approach to the brokerage industry, and we are pleased to incorporate our BC arm into their model."

Real's anticipated expansion into British Columbia is the company's latest milestone in 2022, which includes increasing its agent base by 82% year-to-date to more than 7,000 agents, an agreement to acquire LemonBrew Lending Corp., a tech-enabled home loan platform, and the acquisition of Expetitle, a digital title and settlement company now operating as Real Title. Each acquisition is consistent with Real's strategy to build a seamless end-to-end home buying experience.

Forward-Looking Information

This press release contains forward-looking information within the meaning of applicable Canadian securities laws. Forward-looking information is often, but not always, identified by the use of words such as "seek", "anticipate", "believe", "plan", "estimate", "expect", "likely" and "intend" and statements that an event or result "may", "will", "should", "could" or "might" occur or be achieved and other similar expressions. These statements reflect management's current beliefs and are based on information currently available to management as at the date hereof. Forward-looking information in this press release includes, without limiting the foregoing, information relating to Real's brokerage operations in British Columbia and the business and strategic plans of Real.

Forward-looking information is based on assumptions that may prove to be incorrect, including but not limited to Real's business objectives, expected growth, results of operations, performance, business projects and opportunities and financial results. Real considers these assumptions to be reasonable in the circumstances. However, forward-looking information is subject to known and unknown risks, uncertainties and other factors that could cause actual results, performance or achievements to differ materially from those expressed or implied in the forward-looking information. These factors should be carefully considered and readers should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in this press release are based upon what management believes to be reasonable assumptions, Real cannot assure readers that actual results will be consistent with these forward-looking statements. These forward-looking statements are made as of the date of this press release, and Real assumes no obligation to update or revise them to reflect new events or circumstances, except as required by law.

About Real

The Real Brokerage Inc. (NASDAQ: REAX) (TSX: REAX) is revolutionizing the residential real estate industry by pairing best-in-class technology with the trusted guidance of the agent-led experience. Real delivers a cloud-based platform to improve efficiencies and empower agents to provide a seamless end-to-end experience for homebuyers and sellers. The company was founded in 2014 and serves 44 states, D.C., and three Canadian provinces with over 7,000 agents. Additional information can be found on its website at www.onereal.com.

Investors, for more information:
Jason Lee
Vice President, Capital Markets & Investor Relations
investors@therealbrokerage.com
908.280.2515

Media, for more information:
Elisabeth Warrick
Director, Communications
elisabeth@therealbrokerage.com
201.564.4221